                                 Deutsche Bank
SandP Plus Tracker Notes Linked to the SandP 500([R]) Total Return Index and the
           Deutsche Bank Equity Mean Reversion Alpha Index (EMERALD)

                             Alternative Investment

Indicative Terms as of January 14, 2011

CUSIP:                2515A1 2Y 6

Issuer:               Deutsche Bank AG, London Branch

Maturity / Tenor:     36 months

Basket:               The securities are linked to the performance of the SandP 500([R])
                      Total Return Index ("SandP 500([R]) Total Return Index,"
                      Bloomberg: SPTR) and the Deutsche Bank Equity Mean
                      Reversion Alpha Index ("EMERALD," Bloomberg: DBVEMR),
                      which provides investors with long exposure to daily volatility and short exposure to weekly volatility, in each case, of the
                      SandP 500([R]) Index in order to capture the potential negative serial correlation between daily volatility and weekly volatility, each a "Basket Index" and collectively, the "Basket Indices."
Redemption            You will receive a cash payment on the Maturity Date or
Amount:               Redemption Trigger Payment Date, as applicable, per $1,000 face amount, calculated as follows:

                                      Final Basket Level
                          $1,000 x   Initial Basket Level

                      Your investment will be fully exposed to any depreciation in the
                      SandP 500([R]) Total Return Index and two times any depreciation in EMERALD.

Initial Basket Level: 100

Final Basket Level:   The Basket Level as determined by the Calculation Agent on the Final Valuation Date or the Redemption Trigger Valuation
                      Date, as the case may be.

Basket Level:         On any trading day:

                      100 x [(1 + SandP 500([R]) Total Return Index Performance + (2 x
                      EMERALD Performance))]

SandP 500 Total             Final Reference Level         SandP 500 Total Return
Return Index          (   Initial Reference Level )   x   Adjustment Factor   -- 1
Performance:

EMERALD               (   Final Reference Level   )   x   EMERALD (Adjustment)-- 1
Performance:              Initial Reference Level         Factor

Initial Reference     The closing level for the respective Basket Index on the Trade
Level:                Date

Final Reference       The closing level for the respective Basket Index on the Final
Level:                Valuation Date, Redemption Trigger Valuation Date or the
                      applicable trading day, as the case may be

SandP 500 Total
Return Adjustment     0.9940
Factor:

EMERALD               1 -- (0.01 x Days / 365), where "Days" equals the number of
Adjustment Factor:    calendar days from, and including, the Trade Date to, but
                      excluding, the Final Valuation Date or the Redemption Trigger
                      Valuation Date, as applicable

Redemption
Trigger Level:        40

Redemption            A Redemption Trigger Event occurs if the Basket Level on any
Trigger Event:        trading day during the period from but excluding the Trade
                      Date to and including the Final Valuation Date is less than the
                      Redemption Trigger Level (such trading day, the "Redemption
                      Trigger Valuation Date"). The securities will be redeemed by the Issuer for the Redemption Amount calculated as of the
                      Redemption Trigger Valuation Date, with payment made on
                      the date that is five business days after the Redemption
                      Trigger Valuation Date (the "Redemption Trigger Payment
                      Date").

Discounts and         The Agent will not receive a commission in connection with the
Commissions:          sale of the securities. The Agent may pay referral fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face
                      amount. The Agent may pay custodial fees to other broker-
                      dealers of up to 0.25% or $2.50 per $1,000 face amount.
                      DBSI, the agent for this offering, is our affiliate. For more information see "Underwriting (Conflicts of Interest)" in term sheet No. 1068.

Agent:                Deutsche Bank Securities Inc.

                         Best Case Scenario at Maturity

[]   If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of the appreciation of the Basket Level, which will include the adjustment factors relating to each Basket Index.

                               Worst Case Scenario

[]   If a Redemption Trigger Event occurs on any trading day, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

                                    Benefits

[]   Participation in the performance of the Basket Indices with uncapped upside potential, reduced by the adjustment factors.

                                      Risks

[]   Exposed to one times the performance of the SandP 500([R]) Total Return
     Index and two times the performance of EMERALD

[]   If a Redemption Trigger Event occurs on any trading day, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

[]   EMERALD has limited performance history.

[]   An investment in the securities is subject to the credit of the Issuer.

                                 Important Dates

Offering Period: January 14, 2011 -- January 28, 2011
Trade Date:                          January 28, 2011
Settlement Date:                     February 2, 2011
Final Valuation Date:                January 29, 2014
Maturity Date:            February 3, 2014 (36 months)

                                                  ISSUER FREE WRITING PROSPECTUS
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-162195
                                                          Dated January 14, 2011

                     NOT FDIC / NCUA INSURED OR GUARANTEED
                       MAY LOSE VALUE * NO BANK GUAR ANTEE
                                  NOT A DEPOSIT
                        NOT INSURED OR GUARANTEED BY ANY
                           FEDERAL GOVERNMENTAL AGENCY

Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket Level	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
160.00	60.00%	$ 1,600.00	60.00%
140.00	40.00%	$ 1,400.00	40.00%
120.00	20.00%	$ 1,200.00	20.00%
110.00	10.00%	$ 1,100.00	10.00%
105.00	5.00%	$ 1,050.00	5.00%
100.00	0.00%	$ 1,000.00	0.00%
95.00	-5.00%	$ 950.00	-5.00%
90.00	-10.00%	$ 900.00	-10.00%
80.00	-20.00%	$ 800.00	-20.00%
60.00	-40.00%	$ 600.00	-40.00%
40.00	-60.00%	$ 400.00	-60.00%
This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 face amount for hypothetical performances of the Basket. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. For purposes of this table and these examples, it is assumed that a Redemption Trigger Event does not occur. If a Redemption Trigger Event occurs, you will lose a significant portion, and may lose all, of your investment in the securities. The calculation of the Basket Level includes the adjustment factor relating to each Basket Index. As a result, the performance of the Basket Indices will need to more than offset the Adjustment Factors for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1068 for detailed information about the risks listed below.
ACCELERATED LOSS AND NO PROTECTION AGAINST LOSS — The securities offer 100% participation in the appreciation or depreciation of the S&P 500 Total Return Index and 200% participation in the appreciation or depreciation of EMERALD, each reduced by the respective adjustment factor. Any negative S&P 500 Total Return Index Performance when combined with two times any negative EMERALD Performance in calculating the Redemption Amount will result in an accelerated loss on your investment. Your payment at maturity or upon a Redemption Trigger Event will be further reduced by the S&P 500® Total Return Adjustment Factor and the EMERALD Adjustment Factor.

YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF THE S&P 500® TOTAL RETURN INDEX AND TWO TIMES THE PERFORMANCE OF EMERALD — Because the securities are linked to EMERALD on a two-times leveraged basis, any negative performance of EMERALD will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.

EARLY REDEMPTION UPON A REDEMPTION TRIGGER EVENT — If the Basket Level is less than the Redemption Trigger Level at the close of any trading day on or prior to the Final Valuation Date, we will redeem the securities early. The Redemption Amount will be calculated using the Final Basket Level on the Redemption Trigger Valuation Date, and you will lose a significant portion, and may lose all, of your initial investment. Once a Redemption Trigger Event occurs, early redemption by us will be automatic. In addition, you will not benefit from any increase in the Basket Level that may occur after the Redemption Trigger Valuation Date, and you may not be able to reinvest your money in a comparable investment.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

EMERALD STRATEGY RISK — EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500® Index by periodically buying daily volatility and selling weekly volatility on the S&P 500® Index. EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.  There is no assurance that any negative correlation between the daily volatility and weekly volatility on the S&P 500® Index will exist at any time during the term of the securities and the strategy of buying daily volatility and selling weekly volatility may not be successful.

EMERALD HAS VERY LIMITED PERFORMANCE HISTORY — Calculation of EMERALD began on October 12, 2009. Therefore, EMERALD has very limited performance history and no actual investment which allowed tracking of the performance of EMERALD was possible before that date.

OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE SECURITIES — We or our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may engage in trading in instruments linked to the Basket Indices on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor of the Basket Indices, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Basket Indices on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1068 that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 1068 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905